Sime Darby

**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

**LETTER FOR MAINTENANCE OF EXEMPTION**

SUPPL

8th March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

05006516

RECEIVED 2005 MAR 10 A 11: ... OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in response to a query letter from Bursa Malaysia on an article entitled "Looking beyond Sime's losses" - released on 8th March 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

JM/h/SC-ADR-Announcement/hd

3/17

File No. 82-4968

Form Version 2.0

## General Announcement

Submitted by S DARBY on 08/03/2005 05:27:47 PM
Reference No SD-050307-61429

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : Announcement ● Reply to query
Reply to Bursa Malaysia's Query Letter : CY-050307-57272
- Reference ID

* Subject :
Article entitled "Looking beyond Sime's losses"

* Contents :-

We refer to the letter from Bursa Malaysia Securities Berhad ("BMSB") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 7th March 2005 and the news article appearing on pages 10 and 30 of The Edge on 7th March 2005, which states that "it was made public that Sime's 50% subsidiary, Island Power Holdings Pte Ltd ("IHP"), is not quite going anywhere".

Sime Darby wishes to advise that the development of the 715 MW combined cycle gas turbine power plant located on Jurong Island, Singapore by IHP has been delayed due to problems encountered in concluding the gas transportation agreement. IHP is hopeful that the gas transportation issue can be resolved in the second quarter of 2005. Resulting from the above, the scheduled commencement of operations of the plant by September 2006 is expected to be delayed but a specific date cannot be accurately determined at this juncture.

This announcement is dated 8th March 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: